Cathy A. Birkeland, Esq. Direct Dial: (312) 876-7681 cathy.birkeland@lw.com	Sears Tower, Suite 5800 233 S. Wacker Dr. Chicago, Illinois 60606 Tel: +312.876.7700 Fax: +312.993.9767 www.lw.com FIRM / AFFILIATE OFFICES

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July 16, 2007

Gregory S. Belliston

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	VIA Pharmaceuticals, Inc. Schedule 14C

Dear Mr. Belliston:

On behalf of VIA Pharmaceuticals, Inc., a Delaware corporation (“VIA”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, VIA’s preliminary Information Statement filed on Schedule 14C on July 16, 2007 (the “14C”).

This letter also responds to the July 12, 2007 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the preliminary information statement filed on Schedule 14C on July 3, 2007. VIA’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by VIA’s response. Where we have revised the disclosure in the 14C in response to the Staff’s comments, we have noted the applicable page number of the 14C next to the comment. In addition, certain marked copies of the 14C provided to the Staff have been marked with the number of the response next to the corresponding text.

Letter to Shareholders

1.	Please identify—in the letter to shareholders—the investors who will purchase your securities, including the natural persons who will beneficially own the securities to be purchased by any institutional investors.

Response: We have revised the disclosure in response to the Staff’s comment. See letter to shareholders.

Reasons for the Financing, page 2

Gregory S. Belliston

July 16, 2007

1.	We note you “expect to use the net proceeds from the Financing for working capital and general corporate purposes,” and this includes “funding [your] clinical trials related to VIA-2291, and related research, development and commercialization activities.”

•	Please describe more specifically any other uses currently described as “working capital and general corporate purposes.” State a dollar amount for each.

•	State how much of the proceeds you currently plan to use on VIA-2291, and state the stage in the development process to which the proceeds are expected to carry VIA-2291.

Response: We have revised the disclosure in response to the Staff’s comment. See page 3.

If you have any questions regarding the foregoing responses or the enclosed 14C, or need additional information, please do not hesitate to contact me at (312) 876-7681.

Very truly yours,

/s/ Cathy A. Birkeland

Cathy A. Birkeland

Enclosure

Gregory S. Belliston

July 16, 2007

ACKNOWLEDGEMENT

VIA Pharmaceuticals, Inc. (the “Company”) hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes in disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ James G. Stewart
James G. Stewart, Senior Vice President Chief Financial Officer and Secretary